Exhibit 99.2

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission — Securities Division
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Re: Notice of Change of Auditors of Goldcorp Inc.

We have read the Notice of Goldcorp Inc. dated March 24, 2005 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants
Toronto, Canada
March 28, 2005